Filed Pursuant to Rule 253(g)(2)

File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 4 DATED MAY 15, 2020
TO THE OFFERING CIRCULAR DATED MARCH 11, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (the “Company”, “we”, “our” or “us”), dated March 11, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Revise various sections in the Offering Circular to provide updated market and risk factor disclosure in response to the impact of COVID-19 on real estate markets, the economy and the Company; and
•	Disclose the letter sent to investors on or about May 7, 2020.

Revisions to Offering Circular in Response to COVID-19

The revised disclosure set forth under the section of the Offering Circular entitled “Market Opportunities” is as follows:

Market Opportunities

The direct and indirect impact of COVID-19 on the real estate markets are unprecedented. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward targeting senior and mezzanine debt with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with local, joint venture real estate companies, thereby taking advantage of disrupted market conditions in order to seek the best risk-return dynamic for our shareholders.

The revised disclosure set forth under the section of the Offering Circular entitled “Market Overview and Opportunity” is as follows:

Market Overview and Opportunity

As the shocks from the shutdowns and the ongoing health crisis reverberate through the economy, we believe there will be acute demand for senior loans and structured bridge financing throughout real estate markets. We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward targeting senior and mezzanine debt, which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

According to the U.S. Department of Labor, there have been 36.5 million initial jobless claims in the eight weeks prior to May 14, 2020, increasing the real unemployment rate to approximately 25% — the highest level since 1934.

The magnitude of the economic downturn is uncertain but appears to be as severe as the Great Recession, if not more so, as illustrated by a number of recent economic indicators:

•	During the week of March 31 to April 6, 2020, compared to the same period the year before, hotel occupancy was down nearly 70%, with only 21.6% rooms filled, per a new report from STR, one of the leading hospitality data sources.
•	On April 20, Fitch Ratings published that $100 billion of CMBS borrowers have requested relief in the prior 30-days.
•	On April 21, UBS analysts predicted the coronavirus pandemic could cause 100,000 retail closures by 2025, as compared to 65,000 during the Great Recession.
•	On April 24, 2020, Congressional Budget Office forecast 2020's second fiscal quarter GDP to contract 39.6% year over year.

We believe that the current extraordinary economic conditions will cause an extended credit market dislocation and should create an investment environment in extreme need of new capital sources and additional lending.

The global impact of the outbreak of COVID-19 has been rapidly evolving, continues to have an adverse impact on economic and market conditions and presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on the market opportunity and its future financial results at this time.

The revised disclosure set forth under the section of the Offering Circular entitled “Market Outlook – Real Estate Finance Markets” is as follows:

Market Outlook — Real Estate Finance Markets

The direct and indirect impact of COVID-19 on the real estate markets are unprecedented. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward targeting senior and mezzanine debt, which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with local, joint venture real estate companies, thereby taking advantage of disrupted market conditions in order to seek the best risk-return dynamic for our shareholders.

Since the beginning of March 2020, the Federal Reserve launched an unprecedented barrage of monetary stimulus, including lowering Federal Reserve benchmark rates to a range of zero to 0.25% and expanding its balance sheet to $6.6 trillion. According to MarketWatch, the Federal Reserve’s balance sheet is likely to expand to $9 trillion by mid-June 2020. On March 9th, 30-year Treasury Rates reached 0.99%, the lowest on record.

The global impact of the outbreak of COVID-19 has been rapidly evolving, continues to have an adverse impact on economic and market conditions and presents material uncertainty and risk with respect to the Company’s future performance and future financial results. At this time, the Company is unable to quantify the impact COVID-19 may have on its future financial results as well as on the broader real estate financial markets.

Risks related to a prolonged economic downturn could adversely affect growth and the values of our investments. In the event market fundamentals continue to deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. However, the circumstances that materially impact the cost and availability of credit to borrowers should create increased demand for financing and capital infusions that the Company may be able to provide at attractive risk-adjusted returns.

The additional risk factors included under the section of the Offering Circular entitled “Risk Factors – Risks Relating to Economic Conditions” are as follows:

Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets.  Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies.  We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio and may cause one or more of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations.  In addition, governmental authorities may enact laws that will prevent us from taking action against tenants who do not pay rent.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Investor Letter sent on or about May 7, 2020

The following letter was sent by our Manager to our shareholders on or about May 7, 2020. All references to “we,” “our,” and “us” in the following letter refer to our Sponsor, Rise Companies Corp.

An in-depth look at how we plan to invest through the crisis

In our latest letter, we walk through our strategy to fully take into consideration the impacts of the current downturn as we make new investments.

Key takeaways:

•	As has generally occurred in past recessions, we expect that attractive opportunistic investments will begin to present themselves, but this is likely to take time and patience will be key.
•	In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue investment strategies that fully take into consideration the impacts of the current downturn.
•	Generally, we expect there to be three broad phases of our investment strategy over the next 12 to 18 months:

	Objective	Target investments
Phase I	Maximize near term flexibility	Public markets and structured debt
Phase II	Maintain stability and increase yield	Distressed debt and private market rescue/bridge loans
Phase III	Capitalize on opportunities for higher potential return	Undervalued properties that we intend to hold long-term

Although the long-term impact of the COVID-19 pandemic on the broader economy remains highly uncertain, we continue to believe that the potential for a deeper and more prolonged recession is much greater than the stock market and its many commentators appear to be anticipating at this time.

While the primary “peak” of new cases in the country may be behind us (and therefore the nationwide shutdown may slowly begin to ease in certain areas), the risk of an ongoing series of localized outbreaks that result in a second wave or even a steady build up of new cases seems highly probable. These outbreaks will likely require further shutdowns which in turn (even if they are limited) will put broadly sustained downward pressure on the economy.

Governments can allow business to reopen, but they cannot force fearful consumers to leave their homes and start spending again. High unemployment, beleaguered business, and real health dangers may dampen any pent-up demand that exists, making it difficult for the recovery to take hold.

Additionally, bills have continued to pile up, in spite of the fact that much of the country has been in suspended animation for the last six weeks. Notwithstanding various government stimulus programs, most businesses that have been forced to temporarily close still have had to carry some payroll and healthcare costs. They may have delayed paying their mortgage, rent, insurance, utilities, and local taxes but those expenses have not been forgiven and more than likely they also have outstanding payments to their vendors. When the economic clock starts up again, all those accumulated bills will come due and many businesses will not be able to pay them.

The market is a complex chain of relationships. One company’s expense is another company’s revenue. So, if customers are afraid to go out and spend, restaurants and retailers won’t earn enough to pay their suppliers and landlords. And if suppliers are left with unpaid orders, they won’t be able to make payroll. And if tenants can’t afford to pay their rent, landlords won’t be able to make their debt service payments to the bank. And if banks are afraid that their borrowers won’t make their loan payments, they will begin to stop extending credit — the very thing every other business needs to get back up and running.

The negative impacts of such a downward spiral are numerous and while the current disruption in the market will inevitably lead to new investment opportunities, we feel that we are still early in this process and now is a time for caution.

Real estate markets move slowly (typically lagging the public stock market), so we believe that it will take several months for the downstream effects of the pandemic and subsequent response to fully work their way into our corner of the economy. The Great Recession, for example, lasted 18 months and many of the best buying opportunities in the real estate market didn’t open up until 12 to 24 months after it began. Meanwhile, it’s barely been 60 days since the current downturn started.

Sources: Federal Reserve Economic Data, Yahoo Finance

At this point, we feel the smartest thing we can do for our investors is to begin putting ourselves in the position to act on these opportunities once they do start to arise. This means both continuing to build up a larger cash reserve across the portfolio (which today totals nearly $200 million in cash across all active funds) and establishing ourselves as a ready and willing buyer within the channels of brokers and agents that act as a conduit to future deal flow.

Ultimately, the benefit of having been more conservative up to this point in the cycle combined with our willingness to be patient should afford us better opportunities to acquire those assets that we believe will generate outsized returns over the long-term as a result of the more permanent structural changes to behavior that emerge from the pandemic.

Below we walk through our specific investment strategy in more detail, which we’ve broken into three relative phases.

(Keep in mind that the following represents what we believe to be appropriate given what we know today. It’s also important to note that rather than occur in strict succession, there is likely to be some overlap and that, depending on future circumstances, we may deviate from this strategy significantly.)

•	Phase I: Maximize near term flexibility
•	Phase II: Maintain stability and increase yield
•	Phase III: Capitalize on opportunities for higher potential return

Phase I: Maximize near term flexibility

Target investments: liquid and structured debt markets

In most financial crises, the first major asset class to experience disruption is credit markets. This is due to the fact that credit is by far the largest asset class and is simultaneously exposed to both long-term economic risk and overnight margin requirements. A long bull market, like the record-setting one that ended in February, encourages a false sense of security. As we indicated in our 2019 year-end letter to investors, the Fed, in its “lower for longer” accommodative monetary policy, effectively signaled to many market participants a green light to take on more risk. Gradually, but ever increasingly, investors borrowed short to lend long. And when the paradigm suddenly and unexpectedly shifted from optimism to fear, institutions called in their lines and demanded paydowns, triggering the start of a vicious doom loop of forced selling and sharp price declines.

For those who don’t make a living trading in them (i.e., nearly everyone), credit markets can often seem completely out of sync with the real world because they trade on the expectations of what the often distant future will bring. They therefore tend to collapse before any real materially adverse changes take place in the economy, and then seemingly rebound even amid mounting job losses, reduced earnings, or even bankruptcies.

For this reason, they can be both a bellwether for the future as well as one of the first places where opportunities to find value emerge.

While we’ve long believed that the general stock market was overvalued and due for a correction, we believe that for certain assets, such as high-quality credit, the recent collapse in pricing was driven more by a lack of liquidity than by weakness in the underlying fundamentals. In some instances, spreads for high grade borrowers have blown out by hundreds of basis points while the underlying assets remain more or less stable. Although spreads have begun to normalize as liquidity returns, we believe there is an interim opportunity to deploy a portion of our existing cash reserves from now near-zero yielding money markets into specific, more liquid securities such as REIT bonds (i.e., loans to public real estate companies), where we have a deep understanding of the underlying assets securing the debt due to managing and operating very similar properties ourselves.

Sources: FINRA Market Data, Yahoo Finance

Today, some of these REIT bonds, with effective LTVs of approximately 40 ‒ 60%, are pricing at +200 basis point spreads above US Treasuries (a basis point equals 1/100th of a percent, so the aforementioned bonds are trading at a price that yields a 2% premium to a US Treasury note). By comparison, the same bond was trading at a +50 basis point spread only a few months earlier. We believe these bonds, with their increased spreads, represent a prudent interim investment today that will generate yields superior to money market funds (which now only pay about 25 basis points) while still providing near term flexibility for when we determine it is appropriate to shift into more illiquid, opportunistic acquisitions.

Phase II: Maintain midterm stability while seeking increased yield

Target investments: distressed debt and private market bridge / rescue loans

As the shock of the abrupt shutdown continues to reverberate through the economy, we expect that some of the first real estate assets to be impacted will be projects that are midway through development. This could include properties that are still in the process of completing their entitlements, or even buildings that are under construction. Either way, the combined impact of the shutdown of non-essential businesses with the rapid change in the commercial lending environment is likely to produce a cohort of projects that are behind schedule and in need of additional funds to reach completion.

In certain cases, these projects may not have inherent flaws or weaknesses, but are simply the victims of poor timing and circumstances changing beneath them. Even experienced developers will often only capitalize a new development with a 10% contingency for timing delays and cost overruns, leaving little room for the unexpected. Many of these projects will need short-term additional funding in order to ensure they are able to deliver. Due to the existential nature of not completing a development — a half-finished building isn’t worth much — the value of these additional funds tends to be extremely high. While the most likely source of additional funding should be capital calls from existing equity investors, some of those equity investors may be unwilling or unable to step up to the plate. In which case, the sponsor would then need to look to external sources to rescue the project and “bridge” it to completion.

In these instances, the combination of substantial cash reserves, along with our experience as an operator and investor in similar projects, should put us in a compelling position to recapitalize select projects that we believe have the strongest fundamentals. Since the liquidity provided by our cash reserves tends to be scarce during times like this, we’d expect to be able to invest at a lower basis and a higher return than we would have been able to only a few months earlier.

Phase III: Capitalize on opportunities for higher potential return

Target investments: Direct ownership of undervalued properties that fit long-term macroeconomic trends

Capitalizing on opportunities for the direct acquisition of assets whose prices have come down substantially below where they were trading previously will have the longest lead time. This is primarily due to the fact that in most instances, unless an existing owner is in a truly distressed situation, they are unlikely to sell an asset for substantially less than what they had expected to receive before the downturn. In other words, external events must force a sale.

In this case, distress would likely come from owners who overleveraged the asset itself or have overextended themselves as the sponsorship-ownership group.

To understand the natural lag in starting to see these opportunities, take for example the hypothetical owner of a retail shopping center in today’s environment.

1.	Due to the shutdown, most if not all of the tenants in the center are closed, or at minimum providing delivery-only services. Few are generating enough revenue to afford to pay their rent and the owner is probably willing — if not required in certain states — to extend several months of rent relief to the tenants.
2.	It may be 3+ months before all the tenants are able to fully reopen for business. And once they do, it’s unclear if many will actually be able to survive after having drained much of their cash reserves, and with customers potentially choosing to continue to do a majority of their shopping online.
3.	During what may be a painful 6 to 12 month period, as stores close and income from the property deteriorates, the owner will struggle to cover their debt service payments to their lender.
4.	After a series of short-term extensions and potentially even last-ditch capital infusions from the owner in an attempt to stabilize the property, they may finally determine that their best option is either to sell the asset at a substantial discount to their basis, or simply give the asset back to the lender in foreclosure.

In summary, even for assets such as failing retail shopping centers that are likely to experience the most immediate and substantial negative impact, it would take 12 months or more before an asset actually changes hands at a distressed price.

Much like Warren Buffet, we believe it is better to buy great real estate at a good price than bad real estate at a great price. So, we will focus our efforts on those assets that we believe have the strongest fundamentals and long-term growth drivers.

What does this mean for your portfolio?

In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue the aforementioned investment strategies that fully take into consideration the impacts of the COVID-19 downturn, as well as the natural timing of private real estate markets. While having a blank slate from which to invest provides the flexibility necessary to execute on these strategies, it also means that these new dollars invested through the plans will be going into funds with only a limited number of assets for some period of time.

In addition, the relative variation between our income and growth focused plans is likely to be less pronounced while, during Phase I & II, we seek to deploy into those assets that provide investors with the greatest stability and flexibility. As we eventually move into Phase III, we’d expect the plans to begin to diverge more as the income funds would likely continue to hold some of the longer-term income focused assets while the growth funds would likely allocate out of short term, liquid assets to acquire potentially undervalued or distressed assets that may have very little yield during the period required to fix or rebuild the asset but that have much higher potential returns should that work prove accretive.

While investing with Fundrise has and will always be a long-term proposition (something we’ve written about many times), we expect the current environment to require an even greater level of patience from us if we are to fully capture the opportunity created by the moment.

Fortunately, because of the strength and size of our overall portfolio, as well as our ability to deploy into certain types of institutional grade public and private market assets, we believe we will be able to deliver for our investors a strategy that otherwise would not be available to them as individuals.

As always, our unique advantage comes from our 130K strong investor community and the ability for that collective force to come together to direct action for the benefit of the whole.